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                             June 15, 2023

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed May 25, 2023
                                                            File No. 333-266256

       Dear Ziyang Long:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Form F-1 filed May 25, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 44

   1. As previously requested in comment 7 of our letter dated April 19, 2022, please revise to disclose the minimum
period of time that you will be able to conduct planned operations using only currently
available capital resources. We refer you to FRC 501.03(a) and
                                                        Section IV of SEC
Interpretive Release 33-8350.
 Ziyang Long
FirstName  LastNameZiyang
Republic Power  Group Ltd. Long
Comapany
June       NameRepublic Power Group Ltd.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
Year Ended June 30, 2022 Compared to Year Ended June 30, 2021
Revenues, page 48

2. Clarify your disclosure to explain what you mean when you attribute the decline in revenue from fiscal year end 2022 vs. 2021 to the "productization of certain software products executed in the fiscal year of 2022". Also, please revise the factors underlying the significant decline for all material components of your revenue. For example, we note that revenue from software development contracts are generally recognized over time and revenue from consulting and technical support services is recognized over the contract term. Please explain why, for the six month period ended December 31, 2022, you attributed the decrease in revenue to the fact that most of your software development projects are still "work in progress".

Business
Sales and Marketing, page 62

3. We note that you have new operations in the Malaysian market. Please revise your disclosure regarding your intent to hire new sales consultants in Vietnam, Malaysia, and the rest of the Southeast Asia region. To the extent material, discuss any material effects of government regulations on your business in Malaysia. See Item 4.B of Form 20-F.


        You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff
Attorney, at 202-551-6388 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Joan Wu